Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:  CBOE Holdings, Inc.

Subject Company’s Commission File No.:  333-140574

On February 2, 2009, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE JANUARY VOLUME OF 83.5 MILLION CONTRACTS AVERAGES 4.2 MILLION CONTRACTS PER DAY — UP 26% OVER DECEMBER

CHICAGO, February 2, 2009  — The Chicago Board Options Exchange (CBOE) today reported that 83,544,370 contracts changed hands at the Exchange in January. Daily volume averaged 4.2 million contracts, up 26 percent from December 2008. Average daily trading volume (ADV) for the month was down 21 percent from January 2008 when 110.8 million contracts (5.3 million contracts ADV) were traded during the most active January in CBOE’s history.

CBOE cash-settled index options volume at 16.6 million contracts in January averaged 831,155 contracts per day, up 13 percent over December and down 27 percent compared with January 2008 average daily volume. ETF options monthly volume, 20.1 million contracts, averaged one million contracts per day in January, a 16-percent increase over December 2008 and a 34-percent drop from one year ago. Equity options volume at CBOE totaled 46.9 million contracts; average daily volume of 2.3 million contracts reflected a 37-percent increase over December and an 11-percent decrease from January 2008.  Expanded information on January volume for index options and ETF options is available at http://www.cboe.com/data/monthlyvolume.aspx.

	January 2009 Volume (20 days)	% Change vs January 2008 (21 days)	% Change vs. December 2008 (22 days)
Industry Total	257,813,513	-28%	16%
CBOE Total	83,544,370	-25%	15%
CBOE Total ADV	4,177,219	-21%	26%
Equity	46,868,829	-15%	24%
Equity ADV	2,343,441	-11%	37%
Cash-Settled Index	16,623,091	-30%	3%
Cash-Settled Index ADV	831,155	-27%	13%
ETF Options	20,052,306	-37%	6%
ETF Options ADV	1,002,615	-34%	16%
Exchange Open Interest	181,467,808	-17%	-26%

-more-

CBOE’s January Market Share of 32.4% Up from Year Ago

In January, CBOE’s market share of total options industry volume was 32.4 percent, up 1.4 percentage points from January 2008 market share and down 0.5 percentage points from December 2008.  CBOE index options market share of 92.1 percent rose 5.5 percentage points against January 2008.  In equity options, CBOE’s January market share was 28.8 percent, an increase of 4.5 percentage points compared to a year ago. CBOE ETF options market share during the month dropped 5.1 percentage points from January 2008 to 26.0 percent in January 2009.

CBOE Market Share	Jan 2009 Market Share	% Pt. Change vs Jan 2008	% Pt. Change vs Dec 2008
Exchange	32.4%	1.4%	-0.5%
Equity	28.8%	4.5%	-0.5%
Index	92.1%	5.5%	0.2%
ETF	26.0%	-5.1%	0.8%

During January:

•                  The five most actively traded index and ETF options products at CBOE were S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), PowerShares QQQ Trust (QQQQ), iShares Russell 2000 Index Fund (IWM), and CBOE Volatility Index (VIX).

•                  The five most actively traded equity options were Citigroup (C), General Electric Company (GE), Bank of America (BAC), JP/Morgan Chase (JPM), and Wells Fargo & Company (WFC).

•                  Five CBOE memberships changed hands, ranging from $1.5 million to 1.75 million.

•                  Volume at the CBOE Futures Exchange (CFE) totaled 41,410 contracts, a drop of two percent from 42,223 contracts traded during December 2008. Average daily volume during the month was 2,070 contracts, an increase of eight percent over December 2008 when 1,919 contracts per day changed hands.  When compared to year-ago volume of 96,743 contracts traded, which was the busiest January in CFE history, January 2009 volume was down 57 percent. January 2009 average daily volume of 2,070 contracts was off 55 percent versus 4,607 contracts per day during January 2008.

•                  Volume at the CBOE Stock Exchange (CBSX) totaled 334,001,334 shares, an average daily volume of 16,700,067 shares. This was a 33-percent increase over January 2008 average daily volume of 12,597,689 shares.

Chicago Board Options Exchange (CBOE), the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX), the world’s barometer for market volatility. Other groundbreaking products engineered by CBOE include equity options, security index options, LEAPS, FLEX options, and benchmark products, such as the CBOE BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading, enabling customers to choose their trading method.  CBOE’s Hybrid is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE is regulated by the Securities and Exchange Commission (SEC), with all trades cleared by the AAA-rated Options Clearing Corporation.

Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, XSPSM MNXSM, CBSXSM and CBOE Stock ExchangeSM are service marks of Chicago Board Options Exchange, Incorporated.  CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc.  Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE's Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement.  The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. "HOLDRS" and "HOLding Company Depositary ReceiptS" are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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